Issuer Free Writing Prospectus dated April 1, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Registration No. 333-286297

Endeavour Silver Announces Expansion into Peru with Acquisition of Minera Kolpa, Copper Stream and Bought Deal Financing

The Base Shelf Prospectus is accessible, and the Prospectus Supplement will be accessible within two business days, through SEDAR+

All dollar amounts are stated in United States (U.S.) Dollars unless otherwise noted.

Vancouver, Canada – April 1, 2025 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce it has entered into a definitive share purchase agreement (the “Agreement”) to acquire all of the outstanding shares of Compañia Minera Kolpa S.A. (“Minera Kolpa”), and its main asset, the Huachocolpa Uno Mine (“Kolpa”), from its shareholders, which are affiliates of Arias Resource Capital Management and Grupo Raffo (collectively, the “Shareholders”), in exchange for total consideration of $145 million. The total consideration will be comprised of $80 million payable in cash and $65 million payable in common shares of Endeavour (“Shares”) upon closing (the “Transaction”). In addition, as part of the Transaction, Endeavour has agreed to pay up to an additional $10 million in contingent payments, payable in cash, upon the occurrence of certain events and will also add approximately $20 million in net debt which will remain outstanding and repayable by Minera Kolpa.

The cash consideration will be funded through a combination of net proceeds from a new copper purchase agreement on copper produced from Kolpa (the “Copper Stream”) with Versamet Royalties Corporation (“Versamet”), a bought deal financing consisting of Shares (the “Bought Deal Financing”), and cash on hand.

Endeavour will host a conference call and webcast to discuss the Transaction at 10:00 a.m. Pacific Time today. Details are provided at the end of this news release.

Minera Kolpa is a silver-focused polymetallic mining company with operations located in the districts of Huachocolpa and Santa Ana in the province and department of Huancavelica, approximately 490 km southeast of Lima, Peru. Minera Kolpa directly or indirectly holds mining rights to 143 mining concessions and claims covering 25,177 hectares and 1 beneficiation concession covering 366 hectares. Mineralization at Kolpa occurs mainly as polymetallic epithermal deposits rich in silver (Ag), lead (Pb), zinc (Zn) and copper (Cu). Mineralized material at Kolpa is mined using underground mining methods (sublevel stoping and cut and fill), followed by an 1,800 tonnes per day (“tpd”) (installed capacity) concentrator plant using a conventional selective flotation process designed to obtain a bulk concentrate with a subsequent separation of lead-silver, copper-silver and zinc concentrates. In 2024, Kolpa produced approximately 2.0 million ounces (“oz”) of silver, 19,820 tonnes of lead, 12,554 tonnes of zinc and 518 tonnes of copper, approximately 5.1 million silver equivalent ounces (“AgEq oz”). In 2024, the operating cost was approximately $133 per tonne, with cash costs on a by-product basis of $12.58/oz Ag and all in sustaining costs of $22.80/oz Ag. The land package remains underexplored with only approximately 10% of the claims worked to date with multiple targets identified for future exploration by Minera Kolpa exploration geologists.

Dan Dickson, Chief Executive Officer of Endeavour, stated: "Today marks a significant milestone in Endeavour's journey to becoming a senior silver producer. The acquisition of the Kolpa mine represents a material increase to our AgEq oz production and is a testament to our team’s dedication and vision and is not only about expanding our production portfolio; it’s a strategic step toward shaping a stronger, more dynamic future for the company. We are excited to leverage this new venture, along with Terronera, to continue to deliver exceptional results and drive continued success for our shareholders, stakeholders and employees.”

Transaction Highlights

•	Consistent with Endeavour’s Plan to Become a Senior Silver Producer: Strategic acquisition of Endeavour’s third producing mine, and first in Peru – the world’s third largest silver producing jurisdiction. Kolpa is a fully funded operating primary silver asset that is expected to increase the Company’s production profile by approximately five million AgEq ounces (based on 2024 production).

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•	Track Record of Production Growth with Near-Term Expansion: Kolpa began as a small-scale <800 tpd operation and has successfully undergone numerous expansions to reach its current installed capacity of 1,800 tpd, with permitting in progress for additional expansion to 2,500 tpd.

•	Underground Operation that Leverages Endeavour’s Technical Strengths: Providing an excellent fit with Endeavour’s underground operating skill set, combining strengths and experience of key operating team members with a long-term work history at the Kolpa mine.

•	Exploration Upside: Consistent track record of growing resources net of depletion with numerous opportunities to further define and potentially expand recent near-mine exploration discoveries and make new discoveries on an underexplored land package.

•	Active Silver Mining District: Providing a platform for further potential acquisitions in a country and region with numerous mining operations and prospective geology.

Kolpa Overview

Property Location

Kolpa is located in Huachocolpa, Huancavelica Province, Peru, approximately 490 km southeast of Lima and 74 km south of Huancavelica City. Kolpa holds mining rights to 143 mining concessions and claims covering 25,177 ha, and one beneficiation concession covering 366 ha. 63 of those mining claims comprise the Administrative Economic Unit (UEA) Huachocolpa Uno. Kolpa is accessed via highway and paved road from Ayachucho, approximately 219 km east.

Geology and Mineralization

The Huachocolpa mining district is located on the eastern flank of the Western Cordillera of the Andes at an average elevation of 4,400 masl. Kolpa is situated within the Central Cordillera of Peru along the central part in the recognized Miocene Polymetallic Mineral Belt, including deposits such as Yauricocha, Corihuarmi, Marta, Pucajaja, Palkwanka, Caudalosa Grande and El Milagro.

Kolpa is a Polymetallic Epithermal Low Sulfidation deposit, vetiform style with hydrothermal solutions filling fractures. Mineralization is hosted in a volcanic rock, tuff-breccias, latites and lava flows of the Huachocolpa Group. The deposit comprises multiple veins comprised of pyrite, sphalerite, galena, argentiferous galena, chalcopyrite and gray coppers.

Local structural context includes sub-vertical structures resulting from compressive stresses relating to the Andean Orogeny. Structural controls on mineralization result in well-developed arrays of ENE to NE trending vein-sets. The structural pattern can repeat and extend over other nearby sets of differently oriented structures, resulting in adjoining sequences overlapping to produce a form of ‘structural pairing’.

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Mineral Resource Estimate

As part of the Company’s evaluation of the Kolpa mine, Endeavour has filed a technical report prepared in accordance with NI 43-101 entitled, “Technical Report on the Huachocolpa Uno Mine Property, Huancavelica Province, Peru” (the “Current Technical Report”). The Current Technical Report has an effective date of December 31, 2024, and was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo., Henri Gouin, P.Eng. of SGS Geological Services, Dale Mah, P.Geo., and Donald Gray, SME-RM of Endeavour.

The Current Technical Report contains a historical mineral resource estimate (the “Historical Estimate”), originally disclosed in a technical report prepared for the Shareholders titled “Huachocolpa Uno Preliminary Economic Assessment” dated May 7, 2024 (the “2024 Technical Report”). The 2024 Technical Report provided a preliminary economic assessment study and also outlined a mineral resource estimate, which was updated by Minera Kolpa as of October 2024 with an effective date of August 31, 2024 (the “Kolpa Technical Report”). The economic analyses presented in the 2024 Technical Report and the Kolpa Technical Report are not considered current, are not being relied upon by Endeavour and should not be considered as representing the expected economic outcome under Endeavour’s ownership.

The Historical Estimate presented in the table below is historic, is not considered current and is not being relied upon by Endeavour. A qualified person has not done sufficient work to classify the Historical Estimate as current mineral resources. The Company is not treating the Historical Estimate as current mineral resources, has not verified this information and is not relying on it. Following closing of the Transaction, Endeavour plans to prepare a current mineral resource estimate for Kolpa, develop exploration targets and analyze the economics of various scales of production.

		Grade				Contained Metal
Category	Tonnage	Ag	Pb	Zn	Cu	Ag	Pb	Zn	Cu
	(Mt)	(oz/t)	(%)	(%)	(%)	(Moz)	(Kt)	(Kt)	(Kt)
Measured	2.8	4.07	3.99	3.83	0.33	11.3	110.8	106.3	9.2
Indicated	3.5	2.92	3.06	3.07	0.24	10.1	105.7	106.1	8.3
Measured & Indicated	6.2	3.43	3.47	3.41	0.28	21.4	216.5	212.4	17.5
Inferred	5.0	2.90	3.02	3.37	0.24	14.6	152.3	170.0	12.1

Infrastructure

Mining operations are supported by well-developed infrastructure which allows for responsible, safe, efficient and environmentally friendly operations. Power is supplied by high voltage transmission lines with backup generator systems. Water treatment plants are located on site to treat water for recirculation or permitted local discharge. On site camps have the capacity to house up to ~1,700 workers year-round.

Mining and Recovery Methods

The main mining methods at the Kolpa underground operations are sublevel stoping and cut and fill. The underground operations occur primarily at the Bienaventurada vein and at the parallel and tensional type structures associated with it. The Bienaventurada vein is the most important structure of Kolpa. This production is supplemented with ore from the Yen vein and orebodies, which are the second most important structures of Kolpa.

The concentrator plant processes the polymetallic ore following a conventional selective flotation process to obtain a first bulk concentrate with subsequent separation of lead-silver, zinc and copper-silver concentrates.

Operating History

Kolpa originally began as a small-scale operation and has been in continuous production for over 25 years. The operation has undergone numerous throughput expansions, more than doubling installed capacity from 800 tpd in 2016 to approximately 1,800 tpd by the end of 2024. The Kolpa mill also performs some small-scale third-party toll milling (approximately 6% of mill throughput). The following table sets forth historical performance from 2016 to 2024 at the Kolpa processing plant.

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	Operating Year
	2016	2017	2018	2019	2020	2021	2022	2023	2024
Tonnes Processed	283,714	283,445	326,005	400,117	455,564	593,545	631,455	661,535	686,503
Head Grade Ag (opt)	3.39	3.80	3.99	3.40	2.26	2.04	2.66	3.06	3.30
Head Grade Pb (%)	4.21	3.34	3.07	3.60	2.92	2.44	2.85	2.90	3.08
Head Grade Zn (%)	3.91	3.74	3.04	2.48	2.87	2.44	2.02	2.12	2.13
Head Grade Cu (%)	0.45	0.33	0.26	0.27	0.27	0.22	0.18	0.18	0.18
Recovery Ag (%)	81.36	81.40	82.92	90.67	89.21	86.58	85.35	89.14	89.88
Recovery Pb (%)	85.95	86.15	90.13	94.53	91.50	89.60	89.98	92.82	93.79
Recovery Zn (%)	84.85	80.96	81.96	81.40	84.84	82.99	82.15	83.91	85.82
Recovery Cu (%)	54.05	52.73	67.98	63.32	56.23	47.04	33.01	44.33	42.54
Produced Ag (oz)	783,664	853,849	1,070,030	1,237,452	863,159	1,049,111	1,431,962	1,805,663	2,037,053
Produced Pb (tonnes)	10,255	8,065	8,998	13,623	12,158	12,971	16,202	17,825	19,820
Produced Zn (tonnes)	9,415	8,394	8,052	7,943	11,011	12,028	10,488	11,746	12,554
Produced Cu (tonnes)	688	492	602	95	690	608	379	522	518
Produced AgEq (oz)	2,812,087	2,536,298	2,827,071	3,153,182	3,206,687	3,532,924	3,916,593	4,599,018	5,066,852

Note: AgEq Calculated using constant pricing for comparison purposes (Pb tonnes x $1,984 + Zn tonnes x $2,755 + Cu tonnes x $9,369)/$26) + Ag oz

Environmental

Kolpa has implemented numerous environmental management programs including waste treatment and water monitoring.

Health and Safety

Mine operations have maintained and enforced a comprehensive set of policies and guidelines for the health and safety of its employees and has experienced a consistently improving safety record for numerous years.

Social Impact

Minera Kolpa has maintained a positive relationship with the local community and contributes to the local education and health systems, as well as to the local economy through employment and support for local business.

Transaction Details

Total consideration payable on closing of the Transaction is $145 million, consisting of $80 million payable in cash and $65 million payable in Shares. The number of Shares to be issued is based on a deemed price of $4.618 per Share, being the volume weighted average price of the Shares on the New York Stock Exchange (“NYSE”) for the 10 business days immediately preceding the date of signing of the Agreement.

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As part of the purchase consideration, Endeavour has agreed to pay a contingent consideration of up to an additional $10 million payable in cash in increments of $500,000 for each 1 million AgEq ounce defined above 100 million AgEq ounces across proven, probable, measured, indicated and inferred categories in any National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report prepared and filed by Endeavour with respect to Kolpa within 24 months of closing of the Transaction.

As part of the Transaction, Minera Kolpa’s net debt, which was approximately $20 million at the end of 2024, will remain outstanding and payable by Minera Kolpa. Minera Kolpa holds project and credit facilities with Banco Santander Peru SA and Banco BTG Pactual S.A. (collectively the “Credit Facilities”). As at December 31, 2024, the Credit Facilities are comprised of a $15 million term loan bearing interest at SOFR + 5.5% and repayable in March 2029, and a $27 million short term loan, of which $12.6 million was outstanding, bearing interest at 8.55% and repayable in May 2026.

The Transaction also includes the acquisition of certain other assets and assumption of certain other liabilities in addition to those described above and includes customary net debt and working capital adjustments which will be made within 60 days following closing of the Transaction.

The cash component of the Transaction consideration will be satisfied with the net proceeds from the Copper Stream (described below), the Bought Deal Financing (described below) and cash on hand. As at December 31, 2024, Endeavour had $106.4 million in cash and equivalents.

All Shares issued as consideration in the Transaction will be subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from closing of the Transaction.

Copper Stream Transaction Details

In order to fund a portion of the cash consideration due in the Transaction, Endeavour, through a wholly-owned subsidiary (the “Stream Seller”), and Versamet have entered into a copper purchase agreement (the “Copper Stream”) with reference to copper production from Kolpa.

Pursuant to the terms of the Copper Stream, Versamet will provide a deposit of $35 million (the “Deposit”) as prepayment to Endeavour, concurrent with closing of the Transaction. Following the closing date, Versamet agrees to purchase from the Stream Seller, by way of refined copper warrants (“LME Warrants”), the greater of: i) refined copper equal to 95.8% of produced copper (irrespective of the copper payable under the relevant offtake agreement), and ii) refined copper equal to 0.03 pounds per pound of produced lead. Once 6,000 tonnes of refined copper have been delivered, Versamet agrees to purchase 71.85% of produced copper from the Stream Seller. Once 10,500 tonnes of refined copper have been delivered, Versamet agrees to purchase from the Stream Seller 47.9% of produced copper.

Versamet will purchase refined copper at a purchase price equal to the spot price of refined copper for each metric tonne delivered. For each purchase, Versamet will pay 10% of the spot price of refined copper in cash, and the Deposit will be reduced by 90% of the spot price. Once the balance of the Deposit is reduced to zero, Versamet will pay the Stream Seller 10% of the spot price for LME Warrants.

Endeavour has provided Versamet with a right of first refusal in respect of the sale or transfer of any royalty, stream or similar interest in respect of minerals from Kolpa. The Copper Stream will be secured by an equity pledge of the Stream Seller in Kolpa, which Versamet has agreed to subordinate in favor of future financiers of Kolpa.

The Copper Stream also provides Versamet with a right to purchase an additional stream interest equivalent to up to 2.2% of the total revenue in future discoveries of mineral deposits at Kolpa that are processed through a new mineral processing facility with nameplate capacity of not less than 15,000 tonnes per day.

Payment of the Deposit and the obligation to deliver LME Warrants is subject to the satisfaction of customary conditions.

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Bought Deal Financing Details

The Company has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets (“BMO”), pursuant to which the Underwriters have agreed to purchase, on a bought-deal basis, 10,320,000 Shares, at a price of US$3.88 per Share for aggregate gross proceeds of approximately US$40 million (the “Offering”). The Company has granted the Underwriters an option, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, to purchase up to an additional 15% of the number of Shares issued pursuant to the Offering to cover over-allotments, if any (the “Over-Allotment Option”).

The net proceeds of the Offering will be used to fund a portion of the cash component of the Transaction consideration. In the event the Transaction is not completed for any reason, the Company will have discretion with respect to the use of net proceeds from the Offering.

The Shares will be offered in all provinces of Canada (except Quebec) pursuant to a short form base shelf prospectus (the “Base Shelf Prospectus”) as accompanied by a prospectus supplement (the “Prospectus Supplement”) and will be offered in the United States pursuant to a prospectus supplement to a base shelf prospectus forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) registering the Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada.

The Shares may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. However, there will not be any sale of Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of such province, state or jurisdiction.

The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof) accessible on Endeavour’s issuer profile on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement and the Prospectus Supplement can be, once filed, found on EDGAR at www.sec.gov. A preliminary prospectus supplement has been filed to the Registration Statement with the United States Securities and Exchange Commission (“SEC”), accessible through EDGAR at www.sec.gov. This press release does not provide full disclosure of all material facts relating to the securities offered. Prospective investors should read the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the issuer and the offering, especially risk factors relating to the securities offered. The Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if requested. Copies of the Base Shelf Prospectus, Registration Statement and prospectus supplements relating to the Offering, when available, may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, ON, L6S 6H2, by telephone at 905-791-3151 Ext 4312, or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by email at bmoprospectus@bmo.com by providing BMO Nesbitt Burns Inc. or BMO Capital Markets Corp. with an email address or mailing address, as applicable. Before investing, prospective investors should read the Base Shelf Prospectus, the prospectus supplements, when available, the Registration Statement and the documents incorporated by reference therein.

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Approvals and Timing

The Transaction and the Offering have been approved by the board of directors of Endeavour.

Closing of the Transaction remains subject to TSX and NYSE regulatory approvals, as well as customary closing conditions for a transaction of this kind and is expected to occur within 60 days.

The Offering is expected to close on or about April 8, 2025 and is subject to Endeavour receiving all necessary regulatory approvals, including the approval of the TSX and the NYSE.

Advisors and Counsel

Accelera Capital Inc. acted as Endeavour’s financial advisor. Blake, Cassels and Graydon LLP acted as Endeavour’s Canadian legal counsel and Philippi Prietocarrizosa Ferraro DU & Uria acted as Endeavour’s Peruvian legal counsel.

Conference Call and Webcast

Management will host a conference call and audio webcast on April 1st, 2025 at 10:00 a.m. PT / 1:00 p.m. ET to discuss the Transaction.

Date:	April 1st, 2025

Time:	10:00am PT / 1:00pm ET

Telephone:	Canada & US +1-833-752-3348
International +1-647-846-2804

Replay:	Canada & US +1- 855-669-9658
International +1-412-317-0088
Access code is 7472008; audio replay will be available on Company’s website

Webcast:	https://bit.ly/426gLzG

Technical Information

As part of the Company’s evaluation of the Kolpa mine, Endeavour has filed the Current Technical Report. The Current Technical Report includes the Historical Estimate, which is a historical mineral resource estimate as defined by NI 43-101. A qualified person has not completed sufficient work to classify the Historical Estimate as current mineral resources or mineral reserves. The Company is not treating the Historical Estimate as a current resource, and it should not be relied upon as such. There are numerous uncertainties inherent in the Historical Estimate, which is subject to all of the assumptions, parameters, and methods used to prepare such Historical Estimate.

Additional work, including but not limited to verification drilling, sampling, and a new resource estimate in accordance with NI 43-101 guidelines, will be required to classify the mineral resource in the Historical Estimate as current. Investors are cautioned not to place undue reliance on the Historical Estimate.

The Historical Estimate was conducted using MineSight and Leapfrog Geo. 3D vein models were built based on geological, assay, and structural data. Composite sample lengths were determined statistically, and outliers were corrected using Cumulative Probability Plot analysis.

Rotated block models (1x3x3m) were used for most veins, while a 1x1x1m unrotated model was applied to Yen Open Cast. Grades for Ag, Cu, Pb, and Zn were estimated using Ordinary Kriging, with validation through Inverse Distance Weighting and Nearest Neighbor methods. High-grade assays were capped to limit outlier influence.

Density values were assigned using interpolation or averaged from available data (2.90–3.00 g/cm³). The Historical Estimate included both mineralized and waste material, classified by mining method, with NSR cut-offs of $34.20/t for underground and $23.30/t for open-pit mining. Price assumptions were based on metals markets, and recoveries were derived from historical data.

Resource classification followed CIM 2014 standards. Measured, Indicated, and Inferred categories were based on drilling patterns, channel sampling, and search distances. Bienaventurada and Escondida relied on drill data, while Chonta, Escopeta, and Rublo were primarily classified using development and channel sampling.

The Current Technical Report can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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Qualified Person

Certain technical information contained in this presentation was approved by, or based upon information prepared by, Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo., and Henri Gouin, P.Eng. of SGS Geological Services, Dale Mah, P.Geo., and Donald Gray, SME-RM of Endeavour, each a qualified person under NI 43-101. See the Current Technical Report available on SEDAR+ under Endeavour’s profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Dale Mah, P.Geo., Vice President Corporate Development of Endeavour, a qualified person under NI 43-101, has reviewed and approved the remaining scientific and technical information contained in this news release.

About Endeavour Silver

Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information

Allison Pettit

Director, Investor Relations

Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Transaction, including the terms of the Transaction, the expected closing date, the Company’s receipt of required regulatory approvals, the satisfaction of closing conditions, potential synergies and risks, integration of the Kolpa mine, and the expected benefits to the Company; the Company’s receipt of the Deposit; future payments under the Copper Stream; satisfaction of closing conditions of the Copper Stream; the Offering, the Company’s use of proceeds, the Company’s receipt of all required regulatory approvals, and the timing of closing; the Company’s forecasted production, operations, costs and expenditures; production capacity and annual production of Kolpa mine, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such forward-looking statements. Such factors include but are not limited to the timing of, and ability to obtain, regulatory approvals; changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics ability to continue to comply with the terms of the project debt facility;; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; timing and content of work programs; results of exploration activities and development of mineral properties; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the forecasted capacity and production estimates for the Kolpa mine, and the reliability of mineral resource estimates. The continuation of exploration and mining operations, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecast mine economics, mining operations will function and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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Non-IFRS Measures

The Company has included certain performance measures that are not defined under International Financial Reporting Standards (IFRS). The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of Kolpa. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS as an indicator of performance. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers with similar descriptions. These have been prepared by the Company using information provided by Kolpa during the due diligence process. Kolpa financial information is prepared in accordance with IFRS. Certain financial information of Kolpa presented herein is sourced from the historical audited financial statements of Kolpa for the years ended December 31, 2024 and 2023.

Net Debt

Net Debt is the total debt obligations of the organization less cash and cash equivalents.

Expressed in thousands of US dollars	2024	2023
Financial Obligations – current	$8,621	$9,589
Lease Liability Obligations – current	2,337	853
Financial Obligations – non-current	19,102	12,273
Lease Liability Obligations – non-current	351	699
Less: Cash and Cash Equivalents	(10,082)	(3,702)
Net Debt	$20,329	$19,712

Operating cost per tonne and Cash cost per ounce

Operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Cash costs include direct costs (including smelting, refining, transportation and selling costs), royalties and special mining duty and changes in finished goods inventory net of gold credits. Cash costs per ounce is based on ounces of silver produced and is calculated by dividing cash costs by the number of ounces of silver produced.

Expressed in thousands of US dollars	2024	2023
Direct production costs (Cost of Sales & Services excluding depreciation)	$76,060	$61,513
Smelting and refining costs	8,567	13,199
Administration expenses	6,094	4,803
Sales expenses	322	299
Direct operating costs	$91,043	$79,814
Royalties	2,247	1,788
Direct costs	$93,290	$81,601
By-product sales	(69,043)	(58,897)
Cash costs net of by-product	$24,248	$22,704

	2024	2023
Throughput tonnes	686,503	661,535
Payable silver ounces	1,927,005	1,736,417
Cash costs per silver ounce	$12.58	$13.08
Direct operating costs per tonne	$132.62	$120.65

All-in sustaining costs (AISC)

This measure is intended to assist readers in evaluating the total cost of producing silver from operations. While there is no standardized meaning across the industry for AISC measures, the definition used herein conforms to the definition of AISC as set out by the World Gold Council and used as a standard of the Silver Institute. As used herein, AISC is defined as the cash costs (as defined above), plus reclamation cost accretion, mine site expensed exploration, corporate general and administration costs and sustaining capital expenditures. AISC per ounce is based on ounces of silver produced and is calculated by dividing AISC by the number of ounces of silver produced.

Expressed in thousands of US dollars	2024	2023
Cash costs net of by-product	$24,248	$22,704
Reclamation – accretion	317	327
Mine site expensed exploration	9,583	7,391
Capital expenditures - sustaining	9,779	7,776
All-In-Sustaining Costs	$43,927	$38,199

	2024	2023
Throughput tonnes	686,503	661,535
Payable silver ounces	1,927,005	1,736,417
Silver equivalent production (ounces)	5,066,852	4,599,018
All-In-Sustaining cost per ounce	$22.80	$22.00

9